The fund has two classes of shares - Equity Income, offered since October 31, 1985, and Equity Income Advisor Class, first offered on March 31,
2000.  Equity Income
Advisor Class sells its shares only through financial intermediaries, which it compensates for distribution and certain administrative services under a Board-approved Rule 12b-1 plan. Each class has exclusive voting rights on matters related solely to that class, separate voting rights on matters that relate to both classes, and, in all other respects, the same rights and obligations as the other class.